AIG Life and Retirement 21650 Oxnard Street Suite 750	December 17, 2021
Woodland Hills, CA 91367	VIA EDGAR & E-MAIL
www.aig.com
Mr. Jeffrey Foor
Allen Hakakzadeh	U.S. Securities and Exchange Commission
Associate Counsel	Division of Investment Management
T + 1 818 564 5243	100 F. Street. N.E.
F + 1 310 772 6569	Washington, D.C. 20549
allen.hakakzadeh@ aig.com
Re: Variable Annuity Account Ten (“Registrant”)
American General Life Insurance Company (“Depositor”)
Advanced Outcomes Annuity (“Variable Annuity”)
Amended Form N-4
File Nos. 333-254664 and 811-23649

Dear Mr. Foor:

On behalf of the above Registrants and Depositors, we are transmitting for filing pursuant to the Securities Act of 1933 (“1933 Act”), Pre-Effective Amendment No. 2, which also constitutes Amendment No. 2 under the Investment Company Act of 1940 (“1940 Act”), as amended, to Registrants’ Form N-4 Registration Statements filed on March 24, 2021. The purpose of these filings is to register a new variable annuity product under the marketing name “Advanced Outcomes Annuity”.

Please note that this Pre-Effective Amendment filing includes the Staff’s comments as well as the appropriate financial statements, exhibits and Auditor’s consent.

The Registrants respectfully request, consistent with Rule 461(a) under the 1933 Act, that the Commission, pursuant to delegated authority, grant acceleration of the effective date of these filings and that such Registration Statements be declared effective at 9:00 a.m., Eastern Time, on December 20, 2021, or as soon as practicable thereafter. Depositors, Registrants and Principal Underwriter are aware of their obligations under the 1933 Act.

In connection with the foregoing request for acceleration, we understand that the Registrants are responsible for the accuracy and adequacy of the disclosures in the filings and that Staff comments or our changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

AMERICAN GENERAL LIFE INSURANCE COMPANY

By: /s/ MALLARY L. REZNIK
Mallary L. Reznik, Vice President,
General Counsel and Assistant Secretary

AIG CAPITAL SERVICES, INC.

By: /s/ MALLARY L. REZNIK
Mallary L. Reznik, Vice President

Should you have any questions or need any additional information concerning the Registration Statement, please do not hesitate to contact me at (818) 564-5243.

Very truly yours,

/s/ Allen Hakakzadeh

Allen Hakakzadeh